

August 9, 2010

Paracorp Incorporated
318 N. Carson St. #208
Carson City, NV 89701

> **Re: Sunpeaks Ventures, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 20, 2010**
> **File No. 333-161985**

Dear Mr. Beaudette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Pursuant to our conversation with counsel on August 9, 2010, please amend your registration statement to address our prior comment 1 from our letter dated June 28, 2010.

2.   We note your response to our prior comment 2 from our letter dated June 28, 2010 and reissue the comment.

In addition to addressing our prior comment 2, please provide a more specific valuation analysis on how you determined the $10,000 was commercially reasonable based on a $10 purchase price.

3.   We note your response to our prior comment 3 from our letter dated June 28, 2010 and reissue the comment. In particular, clearly tell us how you anticipate achieving your specific business plan to evaluate potential properties to be acquired or pursued by joint venture given:
    - the experience of your officers, directors, employees or consultants in executing your business plan of exploring mineral properties,

- the amount of resources on hand, and after this offering,
- the amount of resources you expect to spend in the next 12 months to further your business plan, and
- the specific timelines for completing each phase of the plan, and the specific circumstances that would cause you to delay or not go forth with each phase.

Finally, revise your registration statement to clearly disclose whether you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

The Company Overview, page 6

4.   As you have not disclosed that you have established "reserves" as defined by Regulation S-X Rule 4-10(a), it appears your operations are in the exploration stage. Therefore, please remove the terms "develop", "development", "produce" or "production" as they relate to any description of your operations, and replace them, as needed, with the terms "explore" or "exploration."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Luis Carrillo
        (619) 330-1888